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Deanna L. Kirkpatrick
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

January 11, 2013

Re:	Health Insurance Innovations, Inc.

Registration Statement on Form S-1

Filed December 20, 2012

File No. 333-185596

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Riedler:

On behalf of Health Insurance Innovations, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Class A Common Stock (including shares of Class A Common Stock subject to the underwriters’ over-allotment option), marked to show changes from the Registration Statement on Form S-1 as filed on December 20, 2012 with the Securities and Exchange Commission (the “Commission”). Amendment No. 1 is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) in a letter dated January 4, 2013 (the “Comment Letter”). This letter contains the Company’s response to the Comment Letter. For your convenience, each comment is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this submission, please call Connor Kuratek at (212) 450-4078 or the undersigned at (212) 450-4135.

Prospectus Summary, page 1

Overview, page 1

1.	We note your response to our prior comment 9. Please revise your disclosure to quantify the “fixed short term durations” for which your STM insurance plans are offered.

U.S. Securities and Exchange Commission	2	January 11, 2013

The Company has revised the disclosure under the headings “Prospectus Summary—Overview—Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Overview—Our Company” to quantify the “fixed short term durations” for which the Company’s STM insurance plans are offered.

2.	We have reviewed your response to prior comment 14. It appears that your target market for your STM plans and your ancillary plans exclude individuals with pre-existing conditions. Please revise your last complete paragraph on page 1, to clarify that your target market excludes these individuals, quantified to the extent possible.

As described under the headings “Prospectus Summary—Overview—Our Solutions” and “Business—Overview—Our Solutions,” the Company currently offers limited products to individuals with pre-existing conditions. For example and as disclosed, several states require certain pre-existing conditions to be covered under the Company’s STM plans, and the Company complies with all state mandates. In addition, the Company offers guaranteed-issue hospital indemnity plans to individuals with pre-existing conditions. Accordingly, the Company’s total target market for its products includes individuals with pre-existing conditions, and the Company respectfully submits that no revisions to the Company’s disclosure in connection with the target market is required.

Risk Factors

We have identified a material weakness in our internal control over financial…, page 34

3.	We note your response to our prior comment 31 where you disclose which accounts were impacted as a result of the material weakness where you did not have effective controls over the design and operation of the financial statement close process. Please expand your disclosure to explain how these accounts were impacted and what affect this had on your financial statements.

The Company has expanded its disclosure under the heading “Risk Factors—Risks Relating to Our Business and Industry—We have identified a material weakness in our internal control over financial reporting that, if not corrected, could result in material misstatements in our financial statements” to clarify how these accounts were impacted and what effect this had on its financial statements.

The Reorganization of Our Corporate Structure

Overview, page 37

4.

In response to prior comment 32, you reference the section entitled “Description of Capital Stock – Voting Rights of Class A Stockholders and Class B Stockholders,” however, we have been unable to locate this section in your filing. Please revise your disclosure to clarify the section you are intending to reference. In addition, please expand your disclosure to provide examples of the circumstances in which one class of your

U.S. Securities and Exchange Commission	3	January 11, 2013

common stock would be required to vote separately from the other class of your common stock.

The Company has revised the disclosure under the heading “The Reorganization of Our Corporate Structure—Overview” to clarify that it intends to reference the section titled “Description of Capital Stock—Class B Common Stock.” In addition, the Company has expanded the disclosure under the heading “Description of Capital Stock—Class B Common Stock” to provide examples of the circumstances in which one class of the Company’s common stock would be required to vote separately from the other class of the Company’s common stock.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Our Indebtedness, page 62

5.	We note that December 10, 2012, you signed a commitment letter with SunTrust Bank to supplement the existing bank loan agreement with SunTrust Bank with a new $2,000,000 revolving credit facility. If you expect to enter into this facility prior to effectiveness of this registration statement, please file a copy of the credit facility as an exhibit. Alternatively, please file a copy of the commitment letter as an exhibit.

The Company advises the Staff that it intends to enter into this credit facility prior to effectiveness of the Registration Statement. Accordingly, the Company will file a copy of the credit facility as an exhibit in a future amendment.

Cash Flows from Operating Activities, page 62

6.	You state the increase in cash provided by operating activities in the nine months ended September 30, 2012 was primarily due to revenue growth. However, the cash flow statement for the nine months ended September 30, 2012 shows an increase of $1.2 million from accounts payable, accrued and deferred expenses. Revise the disclosure to explain the underlying reasons for the increase in accounts payable, accrued and deferred expenses.

The Company has revised the disclosure under the heading “Management’s Discussion and Analysis—Liquidity and Capital Resources—Cash Flows from Operating Activities” to explain the underlying reasons for the increase in accounts payable, accrued and deferred expenses.

Business, page 68

7.	We note that you have filed material agreements with the following third parties, but do not disclose the material terms of these agreements in your Business section of your prospectus.

U.S. Securities and Exchange Commission	4	January 11, 2013
•	BimSym eBusiness Solutions, Inc.

•	Companion Life Insurance Company

•	Starr Indemnity & Liability Company

•	United States Fire Insurance Company

•	Med-Sense Guaranteed Association

Please expand your disclosure to provide the material terms of each your agreements with these third parties, including the material payment terms, obligations and term and termination provisions.

The Company has expanded the disclosure under the heading “Business—Healthcare Laws and Regulations,” “Business—Carrier Relationships” and “Business—Technology” to provide the material terms of the above referenced agreements with third-parties.

Our Products, page 73

8.	Please expand your disclosure to disclose the percentage of your total revenues that each of your products account for.

The Company has expanded the disclosure under the heading “Business—Our Products” to disclose the percentage of the Company’s total revenues that each of its products accounts for.

Executive Compensation, page 85

9.	Please expand your disclosure to include executive compensation disclosure for your named executive officers for the fiscal year ended December 31, 2012.

The Company has expanded the disclosure under the heading “Executive Compensation” to include executive compensation disclosure for its named executive officers for the fiscal year ended December 31, 2012.

Relationships and Related Transactions

Proposed Transactions with Health Insurance Innovations, Inc., page 90

10.	We note that you reference the description of certain transactions with Mr. Kosloske in the section entitled “The Reorganization of Our Corporate Structure.” Please expand your disclosure to provide a brief summary of each of these related party transactions. In addition, please expand your disclosure to disclose Mr. Kosloske’s affiliations to your business. See Item 404(a)(1) of Regulation S-K.

U.S. Securities and Exchange Commission	5	January 11, 2013

The Company has expanded the disclosure under the heading “Relationships and Related Transactions—Proposed Transactions with Health Insurance Innovations, Inc.” to provide a brief summary of each of these related party transactions and to disclose Mr. Kosloske as the Company’s chairman, president and chief executive officer.

11.	In response to prior comment 49, you disclose that of the $126,000 you paid Mr. Kosloske for unreimbursed expenses, $93,000 represented commissions payable to Lori Kosloske. Please expand your disclosure under “Employment Arrangements With Immediate Family Members of Our Executive Officers” on page 91 to disclose the cash compensation paid to Lori Kosloske during 2012. In addition, in your Executive Compensation disclosure, please clarify whether these commissions were part of or in addition to her salary.

The Company has expanded the disclosure under the heading “Relationships and Related Transactions—Employment Arrangements With Immediate Family Members of Our Executive Officers” to disclose the cash compensation paid to Lori Kosloske during 2012. In addition, the Company has clarified under the heading “Executive Compensation” that such commissions were in addition to her salary.

U.S. Securities and Exchange Commission	6	January 11, 2013

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

Attachment

cc w/ att:     Mr. Michael W. Kosloske